UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby notifies the following:

OTHER RELEVANT INFORMATION

BBVA’s Board of Directors, in its meeting held on 26 April 2024, has approved changes to the composition of its committees, which will be composed of the following directors:

Executive Committee:

Chair:

Mr. Carlos Torres Vila

Members :

Mr. Onur Genç

Mr. José Miguel Andrés Torrecillas

Mr. Jaime Caruana Lacorte

Mrs. Belén Garijo López

Audit Committee:

Chair:

Mr. José Miguel Andrés Torrecillas

Members :

Mr. Enrique Casanueva Nárdiz

Mrs. Sonia Dulá

Mrs. Connie Hedegaard Koksbang

Mrs. Lourdes Máiz Carro

Mrs. Ana Peralta Moreno

Risk and Compliance Committee:

Chair:

Mr. Raúl Galamba de Oliveira

Members :

Mr. Jaime Caruana Lacorte

Mr. Enrique Casanueva Nárdiz

Mrs. Sonia Dulá

Mrs. Ana Revenga Shanklin

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Appointments and Corporate Governance Committee:

Chair:

Mr. José Miguel Andrés Torrecillas

Members :

Mr. Jaime Caruana Lacorte

Mr. Raúl Galamba de Oliveira

Mrs. Belén Garijo López

Mrs. Cristina de Parias Halcón

Remuneration Committee:

Chair:

Mrs. Ana Revenga Shanklin

Members :

Mrs. Lourdes Máiz Carro

Mrs. Ana Peralta Moreno

Mr. Carlos Salazar Lomelín

Mr. Jan Verplancke

Technology and Cybersecurity Committee:

Chair:

Mr. Carlos Torres Vila

Members :

Mr. Raúl Galamba de Oliveira

Mrs. Cristinade Parias Halcón

Mrs. Ana Revenga Shanklin

Mr. Jan Verplancke

Madrid, 26 April 2024

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 26, 2024	By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo
Title: Corporate Secretary and Secretary of the Board of Directors